# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewcelX Ltd., CIK 0001783036
CUSIP: H5835A109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002095438
Persons authorized to receive notices and communications: Ronen Twito, 3 Pinchas Sapir St., Weizmann Science Park, Ness-Ziona, Israel (L3), 7403626, 972-73-7971600

## Reporting persons
- Ronen Twito (CIK 0002095438): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 272,399; shared voting power 0; sole dispositive power 272,399; shared dispositive power 0; aggregate amount beneficially owned 272,399 (6% of the class)
  Comment: (1) Consists of (i) 246,508 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), and (ii) 25,891 Common Shares issuable upon vesting of restricted share units and exercisable within 60 days of October 30, 2025.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NewcelX Ltd.
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Ronen Twito, a natural person (the "Reporting Person").
Residence or business address: The business address of Reporting Person is 3 Pinchas Sapir St., Weizmann Science Park, Ness-Ziona, Israel 7403626.
Present principal occupation or employment: The Reporting Person is the Executive Chairman of the Board of Directors and Chief Executive Officer of the Issuer., The address of the Issuer's principal business address is The Circle 6, Zurich, Switzerland 8058.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount and source of funds used by the Reporting Person in acquiring the Common Shares beneficially owned by him as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Person holds all securities of the Issuer for investment purposes only. The Common Shares beneficially owned by the Reporting Persons were acquired as follows:

Merger Transaction

On November 4, 2024, NLS Pharmaceutics Ltd. ("NLS") entered into an Agreement and Plan of Merger, as subsequently amended, with Kadimastem Ltd. ("Kadimastem"). The merger (the "Merger") was completed in 2025, pursuant to which NLS Pharmaceutics (Israel) Ltd., a wholly owned subsidiary of NLS, merged with and into Kadimastem, with Kadimastem continuing as the surviving company and a wholly owned subsidiary of NLS. Following the Merger, the combined company was renamed NewcelX, Ltd. ("NewcelX" or the "Issuer"). In connection with the Merger, each outstanding ordinary share of Kadimastem was exchanged for NewcelX Common Shares in a final exchange ratio of 0.706 NLS Common Shares for each Kadimastem ordinary share.

As a result of the Merger, the Reporting Person, who served as the Executive Chairman and Chief Executive Officer of Kadimastem, became Executive Chairman and Chief Executive Officer of NewcelX. At the effective time of the Merger, the 349,331 Kadimastem ordinary shares previously beneficially owned by the Reporting Person were converted into 246,508 NewcelX Common Shares pursuant to the exchange ratio, and all 36,690 outstanding restricted stock units ("RSUs") previously granted to the Reporting Person were converted into 25,891 RSUs of NewcelX on equivalent terms.

Under his employment agreement with Kadimastem, the Reporting Person is entitled to an annual salary (according to the NIS to USD rate as of August 28, 2025) in an amount equivalent to $398,797 (including social benefits), which will increase to an amount equivalent to $445,714 upon completion by NewcelX of a capital raise exceeding $10 million following the Merger. In addition, the Reporting Person will also be entitled to receive a one-time bonus of $100,000 in connection with the closing of the Merger.

The Reporting Person serves as the Executive Chairman and Chief Executive Officer of NewcelX and, in such capacities, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for NewcelX and may have influence over the corporate activities of NewcelX, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to rows 11 and 13 on the cover pages of this Schedule 13D for the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for the Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Person, to the best of Reporting Person's knowledge, has not engaged in any transaction with respect to the Common Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.2 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.3 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.4 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.5 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.6 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.7 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.8 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

## Signatures
- Ronen Twito: /s/ Ronen Twito, Ronen Twito (11/13/2025)